FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 26, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2018
Interim Management Statement

The Royal Bank of Scotland Group plc
Q3 2018 Interim Management Statement

RBS reported an operating profit before tax of £961 million for Q3 2018, compared with £871 million in Q3 2017, and £2,787 million for the year to date.

●	Q3 2018 attributable profit of £448 million and £1,336 million for the year to date.

Income stable in a competitive market:
●
Income increased by £268 million, or 2.7%, for the year to date compared with 2017. Excluding NatWest Markets and Central items and notable items in UK PBB and Commercial Banking, income was broadly stable.

●	Q3 2018 income increased by £485 million, or 15.4%, compared with Q3 2017 principally reflecting indemnity insurance recoveries of £272 million and lower disposal losses.
●
Q3 2018 net interest margin of 1.93% decreased by 8 basis points compared with Q2 2018. Excluding one-off items, net interest margin was down 5 basis points, of which 3 basis points related to competitive pressure and 2 basis points due to higher average liquidity balances.

Lower costs through continued transformation and increased digitisation:
●	Compared with 2017, other expenses for the year to date decreased by £183 million, or 3.3%, excluding VAT releases in 2017, and FTEs reduced by 6.8%.
●
We continue to transition from physical to digital services. 6.2 million customers now regularly use our mobile app, 14% higher than Q4 2017. In UK PBB, total digital sales increased by 22% for the year to date, representing 43% of all sales.

Strong capital position:
●	CET1 ratio of 16.7% increased by 60 basis points in the quarter reflecting further RWA reductions and the attributable profit for Q3 2018.
●	RWAs decreased by £4.3 billion in the quarter primarily reflecting reductions in NatWest Markets and the impact of capital initiatives in Commercial Banking.
●
We have taken an additional £100 million impairment charge reflecting the more uncertain economic outlook and a further net £60 million impairment charge in our Irish business in relation to ongoing sales from our loan book to further reduce the level of non performing loans. Underlying credit conditions remained benign during the quarter.

●	Following final settlement with the US Department of Justice, RBS declared a 2p interim dividend on 14 August 2018.

Outlook and recent developments (1)
We retain the outlook guidance we provided in the 2017 Annual Results document.

Further to previously announced plans to be operationally ready to serve our European Economic Area (EEA) customers when the UK leaves the European Union on 29 March 2019, we have received approval from the Dutch regulator (DNB) for the repurposing of the existing NatWest Markets N.V. (formerly RBS N.V.) banking licence.

Note:
(1)
The targets, expectations and trends (including but not limited to impairment provisions) in this document represent management’s current expectations and are subject to change, including as a result of the “Risk Factors” on pages 372 to 402 of the 2017 Annual Report and Accounts and the Summary Risk Factors on pages 48 and 49 of the 2018 Interim Results. These statements constitute forward-looking statements; refer to Forward-looking statements in this document.

Business performance summary

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
Performance key metrics and ratios	2018	2017	2018	2018	2017
Operating profit before tax	£2,787m	£2,822m	£961m	£613m	£871m
Profit attributable to ordinary shareholders	£1,336m	£1,331m	£448m	£96m	£392m
Net interest margin	1.99%	2.16%	1.93%	2.01%	2.12%
Average interest earning assets	£435,218m	£419,450m	£443,092m	£434,928m	£430,962m
Cost:income ratio (1)	69.1%	69.1%	66.7%	80.0%	67.5%
Earnings per share
- basic	11.1p	11.2p	3.7p	0.8p	3.3p
- basic fully diluted	11.1p	11.2p	3.7p	0.8p	3.3p
Return on tangible equity	5.3%	5.2%	5.4%	1.1%	4.5%
Average tangible equity	£33,699m	£33,964m	£33,492m	£33,522m	£34,465m
Average number of ordinary shares
outstanding during the period (millions)
- basic	11,998	11,840	12,034	12,003	11,886
- fully diluted (2)	12,053	11,913	12,083	12,062	11,943

			30 September	30 June	31 December
Balance sheet related key metrics and ratios			2018	2018	2017
Total assets			£719.9bn	£748.3bn	£738.1bn
Funded assets			£587.3bn	£597.2bn	£577.2bn
Loans and advances to customers (excludes reverse repos)			£319.6bn	£320.0bn	£323.2bn
Impairment provisions (3)			£3.9bn	£3.9bn	£3.8bn
Customer deposits (excludes repos)			£366.0bn	£366.3bn	£367.0bn

Liquidity coverage ratio (LCR)			158%	167%	152%
Liquidity portfolio			£195bn	£198bn	£186bn
Net stable funding ratio (NSFR) (4)			139%	140%	132%
Loan:deposit ratio			87%	87%	88%
Total wholesale funding			£78bn	£75bn	£70bn
Short-term wholesale funding			£14bn	£13bn	£18bn

Common Equity Tier (CET1) ratio			16.7%	16.1%	15.9%
Total capital ratio			22.1%	21.5%	21.3%
Pro forma CET 1 ratio, pre 2018 dividend accrual (5)			16.8%	16.2%	15.9%
Risk-weighted assets (RWAs)			£194.5bn	£198.8bn	£200.9bn
CRR leverage ratio			5.4%	5.2%	5.3%
UK leverage ratio			6.3%	6.0%	6.1%

Tangible net asset value (TNAV) per ordinary share			288p	287p	294p
Tangible net asset value (TNAV) per ordinary share - fully diluted			287p	286p	292p
Tangible equity			£34,672m	£34,564m	£35,164m
Number of ordinary shares in issue (millions)			12,048	12,028	11,965
Number of ordinary shares in issue (millions) - fully diluted (2,6)			12,091	12,095	12,031

Notes:
(1)
Operating lease depreciation included in income for the nine months ended 30 September 2018 - £89 million; Q3 2018 - £32 million (nine months ended 30 September 2017 - £107 million; Q2 2018 - £26 million; Q3 2017 - £35 million).

(2)
Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for Q3 2018 were 49 million shares and for the nine months ended 30 September 2018 were 55 million shares; (Q2 2018 - £59 million, Q3 2017 - £57 million; nine months ended 30 September 2017 - £73 million and as at 30 September 2018 were 43 million shares (30 June 2018 - 67 million shares; 31 December 2017 - 66 million shares).

(3)	30 September 2018 and 30 June 2018 prepared under IFRS 9, 31 December 2017 prepared under IAS 39. Refer to Note 2 for further details.
(4)
In November 2016, the European Commission published its proposal for NSFR rules within the EU as part of its CRR2 package of regulatory reforms. CRR2 NSFR is expected to become the regulatory requirement in future within the EU and the UK. RBS has changed its policy on the NSFR to align with its interpretation of the CRR2 proposals with effect from 1 January 2018. The pro forma CRR2 NSFR at 31 December 2017 under CRR2 proposals is estimated to be 139%.

(5)
The pro forma CET 1 ratio at 30 September 2018 excludes a charge of £120 million (1p per share) that is a reasonably foreseeable final dividend, related to Q3 2018 profits. The 30 June 2018 ratio excluded a charge of £240 million (2p per share) that was a reasonably foreseeable interim dividend related to H1 2018 profits.

(6)	Includes 9 million treasury shares (30 June 2018 - 9 million shares; 31 December 2017 - 16 million shares).

Business performance summary

Summary consolidated income statement for the period ended 30 September 2018

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Net interest income	6,480	6,776	2,154	2,180	2,304

Own credit adjustments	59	(78)	20	18	(5)
Loss on redemption of own debt	-	(7)	-	-	-
Strategic disposals	-	156	-	-	-
Other non-interest income	3,805	3,229	1,468	1,202	858

Non-interest income	3,864	3,300	1,488	1,220	853

Total income	10,344	10,076	3,642	3,400	3,157

Litigation and conduct costs	(1,190)	(521)	(389)	(782)	(125)
Strategic costs	(649)	(1,034)	(299)	(141)	(244)
Other expenses	(5,337)	(5,440)	(1,753)	(1,801)	(1,774)

Operating expenses	(7,176)	(6,995)	(2,441)	(2,724)	(2,143)

Profit before impairment losses	3,168	3,081	1,201	676	1,014
Impairment losses(1)	(381)	(259)	(240)	(63)	(143)

Operating profit before tax	2,787	2,822	961	613	871
Tax charge	(1,139)	(992)	(398)	(412)	(265)

Profit for the period	1,648	1,830	563	201	606

Attributable to:
Non-controlling interests	6	21	22	(23)	(8)
Other owners	306	478	93	128	222
Ordinary shareholders	1,336	1,331	448	96	392

Notable items within total income
IFRS volatility in Central items (2)	(34)	175	77	17	21
Insurance indemnity	272	-	272	-	-
of which:
NatWest Markets	165	-	165	-	-
Central items & other	107	-	107	-	-
UK PBB debt sale gain	26	176	-	-	168
FX gains/losses in Central items & other	(7)	(175)	(11)	19	(67)
Commercial Banking fair value and disposal gain/(loss)	179	52	(13)	115	52
NatWest Markets legacy business disposal (losses)/gains	(43)	(549)	14	(41)	(446)

Notable items within expenses
Litigation and conduct costs	(1,190)	(521)	(389)	(782)	(125)
of which: US RMBS	(823)	(222)	(21)	(803)	-
of which: DoJ	(1,040)	-	-	(1,040)	-
Nomura	241	-	-	241	-
of which: PPI	(200)	-	(200)	-	-
of which: Ulster Bank RoI	(54)	(34)	(37)	(8)	(1)
VAT recovery in Central items & other	-	80	-	-	29

Notes:
(1)
30 September 2018 and 30 June 2018 prepared under IFRS 9, 31 December 2017 and 30 September 2017 prepared under IAS 39. Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation.

(2)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Business performance summary

Personal & Business Banking – UK Personal & Business Banking

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2018	2018	2017		2018	2018	2017
	£m	£m	£m		£bn	£bn	£bn
Total income	1,564	1,570	1,757	Net loans & advances
Operating expenses	(959)	(746)	(819)	to customers	163.2	161.9	161.7
Impairment losses	(70)	(90)	(78)	Customer deposits	183.4	182.2	180.6
Operating profit	535	734	860	RWAs	45.4	43.4	43.0
Return on equity	20.9%	30.0%	34.2%
Net interest margin	2.76%	2.81%	2.83%

Q3 2018 performance
●
UK PBB now has 6.2 million regular mobile app users, 19% higher than Q3 2017 and 14% higher than Q4 2017, supporting 71% digital penetration of active current account customers. Total digital sales increased by 22% in the year to date compared with the prior period, representing 43% of all sales, compared with 36% in the prior period. In personal banking, 56% of personal loans and 60% of mortgage switching was done digitally in the year to date. In business banking, 89% of current accounts and 66% of loans less than £50,000 were originated digitally in the year to date.

●
Total income was £193 million, or 11.0%, lower than Q3 2017 reflecting a £168 million debt sale gain in Q3 2017 and £11 million transfer of the Collective Investment business to Private Banking. Excluding these items, income was £14 million, or 0.9%, lower than Q3 2017, including an £8 million reduction in overdraft fees. Net interest margin decreased by 5 basis points to 2.76% compared with Q2 2018 driven by ongoing mortgage margin compression partly offset by improving deposit margins as interest rates rise.

●
Operating expenses were £140 million, or 17.1%, higher than Q3 2017 driven by increased litigation and conduct costs of £206 million, of which £200 million related to Payment Protection Insurance. Excluding litigation and conduct costs, operating expenses were £66 million, or 8.1%, lower driven by reduced headcount reflecting continued operating efficiencies.

●
Net loans and advances increased by 0.8% compared with Q2 2018. Gross new mortgage lending in Q3 2018 was £8.2 billion. Mortgage new business market share was approximately 12% in Q3 2018, supporting stock share of 10%, with mortgage approval share of approximately 13%.

●	RWAs increased by £2.0 billion compared with Q2 2018 primarily reflecting model updates, particularly mortgages.

Personal & Business Banking – Ulster Bank RoI

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2018	2018	2017		2018	2018	2017
	€m	€m	€m		€bn	€bn	€bn
Total income	169	190	166	Net loans & advances
Operating expenses	(188)	(140)	(141)	to customers	21.6	21.6	22.0
Impairment				Customer deposits	20.4	19.9	19.8
(losses)/releases	(68)	39	11	RWAs	18.6	19.0	20.2
Operating (loss)/profit	(87)	89	36
Return on equity	(12.7%)	12.5%	4.6%
Net interest margin	1.72%	1.91%	1.58%

Q3 2018 performance
●
Total income increased by €3 million, or 1.8%, compared with Q3 2017 reflecting an increase in lending income and lower cost of deposits, with a 14 basis point increase in net interest margin, largely offset by a reduction in income from free funds. Compared with Q2 2018, net interest margin decreased by 19 basis points primarily reflecting a €13 million one-off funding benefit in the prior quarter.

●
Operating expenses increased by €47 million, or 33.3%, compared with Q3 2017 principally due to higher litigation and conduct costs, largely relating to customer remediation and project costs associated with legacy business issues.

●	A net impairment loss of €68 million includes a provision for a further non performing loan sale that we expect would result in a material reduction in our non performing exposure ratio.
●	RWAs reduced by €0.4 billion compared with Q2 2018 principally reflecting an improvement in credit metrics.

Business performance summary

Commercial & Private Banking – Commercial Banking

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2018	2018	2017		2018	2018	2017
	£m	£m	£m		£bn	£bn	£bn
Total income	789	915	928	Net loans & advances
Operating expenses	(443)	(404)	(443)	to customers	90.1	90.7	97.0
Impairment				Customer deposits	96.4	96.4	98.0
(losses)/releases	(103)	4	(151)	RWAs	69.0	71.7	71.8
Operating profit	243	515	334
Return on equity	6.6%	15.9%	8.6%
Net interest margin	1.71%	1.66%	1.74%

Comparisons with prior periods are impacted by the transfer of shipping and other activities from NatWest Markets, the transfer of whole business securitisations and Relevant Financial Institutions to NatWest Markets in preparation for ring-fencing and the transfer of the funds and trustee depository business to RBS International. The net impact of the transfers on Q3 2017 operating profit would have been to reduce income by £81 million, operating expenses by £2 million and impairments by £34 million. The net impact on the Q2 2018 balance sheet would have been to reduce net loans and advances by £0.2 billion and RWAs by £0.4 billion. The variances in the commentary below have been adjusted for the impact of these transfers unless otherwise stated.

Q3 2018 performance (comparisons adjusted for transfers)
●
After successfully testing Bankline mobile with 750 customers, we will be launching in the Apple app store in Q4 2018. We are now onboarding 90% of new customers digitally, up from 75% as at the end of 2017 with a greater than 50% reduction in time taken to complete the application.

●
Total income of £789 million was £58 million, or 6.8%, lower than Q3 2017, reflecting £13 million of fair value and disposal losses compared with £28 million of gains in Q3 2017 and lower asset volumes. On an unadjusted basis, net interest margin of 1.71% increased by 5 basis points compared with Q2 2018 due to continued progress on pricing.

●	Operating expenses were £2 million lower than Q3 2017 reflecting lower staff costs through headcount reductions, partially offset by increased strategic, litigation and conduct costs.
●	Net impairment losses were £14 million lower than Q3 2017 reflecting lower single name charges.
●	Net loans and advances decreased by £0.4 billion compared with Q2 2018 principally reflecting the impact of active capital management, although we continue to grow in target sectors.
●	RWAs decreased by £2.3 billion compared with Q2 2018 primarily reflecting the net impact of capital initiatives.

Commercial & Private Banking – Private Banking

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2018	2018	2017		2018	2018	2017
	£m	£m	£m		£bn	£bn	£bn
Total income	195	198	166	Net loans & advances
Operating expenses	(110)	(104)	(103)	to customers	14.2	13.8	13.5
Impairment				Customer deposits	27.2	26.4	26.9
(losses)/releases	(1)	--	3	RWAs	9.5	9.4	9.1
Operating profit	84	94	66	AUM	21.8	21.3	21.5
Return on equity	17.3%	19.3%	13.2%
Net interest margin	2.54%	2.54%	2.39%

Comparisons with prior periods are impacted by the transfer of the Collective Investment Fund business from UK PBB and by the transfers of Coutts Crown Dependency and the International Client Group Jersey to RBS International. The net impact of the transfers on Q3 2017 operating profit would have been to increase income by £9 million and increase operating expenses by £3 million. The variances in the commentary below have been adjusted for the impact of these transfers, unless otherwise stated.

Q3 2018 performance (comparisons adjusted for transfers)
●
Total Income of £195 million was £20 million, or 11.4%, higher than Q3 2017, principally reflecting increased assets under management, higher lending volumes and increased deposit income. Compared with Q2 2018, net interest margin remained stable at 2.54%.

●
Operating expenses increased by £4 million compared with Q3 2017, as increased back-office operations costs have been partially offset by lower staff expenses, reflecting an 9.5% reduction in headcount.

●
Net loans and advances increased by £0.4 billion compared with Q2 2018 principally reflecting continued targeted growth in mortgage lending, whilst capital efficient lending has kept RWAs broadly stable.

●
Assets under management increased by £0.5 billion compared with Q2 2018, reflecting new business inflows and investment performance. In addition, Private Banking manages a further £7.1 billion of assets under management which sit in other parts of the Group. Total assets under management increased by 1.2%.

Business performance summary

RBS International

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2018	2018	2017		2018	2018	2017
	£m	£m	£m		£bn	£bn	£bn
Total income	155	147	97	Net loans & advances
Operating expenses	(60)	(55)	(59)	to customers	13.0	13.0	8.7
Impairment				Customer deposits	27.0	28.5	29.0
(losses)/releases	(3)	3	2	RWAs	6.9	6.8	5.1
Operating profit	92	95	40
Return on equity	26.9%	27.9%	10.4%
Net interest margin	1.73%	1.72%	1.39%

Comparisons with prior periods are impacted by the transfer of the funds and trustee depositary business from Commercial Banking and by the transfers of Coutts Crown Dependency and the International Client Group from Private Banking. The net impact of the transfers on Q3 2017 would have increased income by £44 million and increased operating expenses by £3 million. The variances in the commentary below have been adjusted for the impact of these transfers, unless otherwise stated.

Q3 2018 performance (comparisons adjusted for transfers)
●
Total Income of £155 million was £14 million, or 9.9%, higher than Q3 2017 principally reflecting deposit margin benefits. Net interest margin increased by 1 basis point compared with Q2 2018 reflecting funding benefits partially offset by an increase in deposits placed with central banks.

●	Operating expenses were £2 million lower than Q3 2017 as a reduction in conduct costs has been partially offset by increased back-office costs, associated with becoming a non ring-fenced bank.
●	Net loans and advances were stable compared with Q2 2018. Customer deposits decreased by £1.5 billion, or 5.3%, reflecting higher outflows of short term placements in the Funds sector since June.

NatWest Markets(1)
	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2018	2018	2017		2018	2018	2017
	£m	£m	£m		£bn	£bn	£bn
Total income	569	284	20	Funded assets	120.9	134.5	118.7
Operating expenses	(478)	(322)	(526)	RWAs	46.5	50.1	52.9
Impairment
(losses)/releases	(4)	(13)	71
Operating profit/(loss)	87	(51)	(435)
Return on equity	1.8%	(3.0%)	(15.4%)

Note:
(1) The NatWest Markets operating segment should not be assumed to be the same as the NatWest Markets Plc legal entity or group following completion of the capital reduction on 2 July 2018.

Comparisons with prior periods are impacted by the transfer of shipping and other activities to Commercial Banking and the transfer of whole business securitisations and Relevant Financial Institutions from Commercial Banking in preparation for ring-fencing. The net impact of the transfers on Q3 2017 operating profit would have been to increase total income by £40 million, reduce the impairment release by £34 million and reduce operating expenses by £1 million.
Q3 2018 performance (comparisons adjusted for transfers)
●
Total income increased by £509 million to £569 million compared with Q3 2017 primarily reflecting indemnity insurance recoveries in the quarter of £165 million and non recurring disposal losses in the legacy business in Q3 2017. Income of £331 million in the core business decreased by £70 million compared with Q3 2017 reflecting more muted market conditions, although customer activity remained stable.

●
Operating expenses decreased by £47 million, or 9.0%, compared with Q3 2017 reflecting reductions in both the core and legacy businesses, partially offset by higher strategic costs, up £36 million to £93 million, and litigation and conduct costs, up £11 million to £113 million.

●	Funded assets decreased by £13.6 billion compared with Q2 2018 as the business continues to manage leverage exposure in line with becoming a non ring-fenced bank.
●
RWAs decreased by £3.6 billion in the quarter as core RWAs reduced by £2.3 billion, primarily reflecting lower market risk, and legacy RWAs reduced by £1.3 billion. RWAs of £46.5 billion include £5.8 billion relating to Alawwal.

Central items & other
●	Central items not allocated represented a charge of £4 million in Q3 2018, principally reflecting strategic costs of £131 million, partially offset by indemnity insurance recoveries of £107 million.

Business performance summary

	End-point CRR basis
	30 September	30 June	31 December
	2018	2018	2017
Risk asset ratios	%	%	%

CET1	16.7	16.1	15.9
Tier 1	18.8	18.1	17.9
Total	22.1	21.5	21.3

Capital	£m	£m	£m
Tangible equity	34,672	34,564	35,164

Expected loss less impairment provisions	(606)	(636)	(1,286)
Prudential valuation adjustment	(574)	(608)	(496)
Deferred tax assets	(731)	(746)	(849)
Own credit adjustments	(264)	(224)	(90)
Pension fund assets	(283)	(316)	(287)
Cash flow hedging reserve	370	151	(227)
Other adjustments for regulatory purposes	(129)	(235)	28

Total deductions	(2,217)	(2,614)	(3,207)
CET1 capital	32,455	31,950	31,957
AT1 capital	4,051	4,051	4,041
Tier 1 capital	36,506	36,001	35,998
Tier 2 capital	6,455	6,659	6,765

Total regulatory capital	42,961	42,660	42,763

Risk-weighted assets

Credit risk
- non-counterparty	142,500	144,000	144,700
- counterparty	14,100	15,100	15,400
Market risk	15,500	17,300	17,000
Operational risk	22,400	22,400	23,800

Total RWAs	194,500	198,800	200,900

Leverage (1)

Cash and balances at central banks	106,500	102,600	98,300
Derivatives	132,600	151,100	160,800
Loans and advances	337,200	338,100	339,400
Reverse repos	29,800	38,900	40,700
Other assets	113,800	117,600	98,900

Total assets	719,900	748,300	738,100
Derivatives
- netting and variation margin	(136,900)	(153,400)	(161,700)
- potential future exposures	42,700	46,200	49,400
Securities financing transactions gross up	1,700	2,700	2,300
Undrawn commitments	49,500	50,700	53,100
Regulatory deductions and other adjustments	(700)	(1,200)	(2,100)

CRR Leverage exposure	676,200	693,300	679,100

CRR leverage ratio%	5.4	5.2	5.3

UK leverage exposure (2)	580,300	597,700	587,100

UK leverage ratio% (2)	6.3	6.0	6.1

Notes:
(1)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(2)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance
Segment performance	Quarter ended 30 September 2018
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,289	110	525	133	124	15	(42)	2,154
Other non-interest income	275	41	264	62	31	534	261	1,468
Own credit adjustments	-	-	-	-	-	20	-	20
Total income	1,564	151	789	195	155	569	219	3,642
Direct expenses - staff costs	(221)	(51)	(131)	(39)	(26)	(120)	(299)	(887)
- other costs	(76)	(31)	(57)	(16)	(12)	(61)	(613)	(866)
Indirect expenses	(415)	(45)	(221)	(52)	(19)	(91)	843	-
Strategic costs - direct	-	(1)	(8)	1	(2)	(78)	(211)	(299)
- indirect	(41)	(2)	(17)	(4)	(1)	(15)	80	-
Litigation and conduct costs	(206)	(37)	(9)	-	-	(113)	(24)	(389)
Operating expenses	(959)	(167)	(443)	(110)	(60)	(478)	(224)	(2,441)
Operating profit/(loss) before impairment (losses)/releases	605	(16)	346	85	95	91	(5)	1,201
Impairment (losses)/releases	(70)	(60)	(103)	(1)	(3)	(4)	1	(240)
Operating profit/(loss)	535	(76)	243	84	92	87	(4)	961
Additional information
Return on equity (2)	20.9%	(12.7%)	6.6%	17.3%	26.9%	1.8%	nm	5.4%
Cost:income ratio (3)	61.3%	110.6%	54.3%	56.4%	38.7%	84.0%	nm	66.7%
Loan impairment rate	0.17%	1.18%	0.45%	nm	nm	nm	nm	0.30%
Net interest margin (%)	2.76%	1.72%	1.71%	2.54%	1.73%	0.22%	nm	1.93%
Third party customer asset rate	3.39%	2.42%	2.89%	2.91%	2.29%	nm	nm	nm
Third party customer funding rate	(0.29%)	(0.20%)	(0.33%)	(0.26%)	(0.11%)	nm	nm	nm
Average interest earning assets (£bn)	185.2	25.4	122.0	20.8	28.4	26.7	34.6	443.1
Total assets (£bn)	195.6	25.3	144.0	21.4	29.0	253.3	51.3	719.9
Funded assets (£bn)	195.6	25.3	144.0	21.4	29.0	120.9	51.1	587.3
Net loans and advances to customers (£bn)	163.2	19.2	90.1	14.2	13.0	19.7	0.2	319.6
Impairment provisions (£bn)(4)	(1.4)	(1.2)	(1.0)	(0.1)	-	(0.2)	-	(3.9)
Customer deposits (£bn)	183.4	18.1	96.4	27.2	27.0	12.8	1.1	366.0
Risk-weighted assets (RWAs) (£bn)	45.4	16.5	69.0	9.5	6.9	46.5	0.7	194.5
RWA equivalent	47.1	16.6	72.5	9.5	6.9	49.9	0.7	203.2
Employee numbers (FTEs - thousands)	24.8	3.1	8.1	1.9	1.7	4.9	24.1	68.6

For the notes to this table, refer to page 10. nm = not meaningful

Segment performance
	Nine months ended 30 September 2018
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	3,831	334	1,522	385	343	82	(17)	6,480
Other non-interest income	894	129	1,047	192	96	1,149	298	3,805
Own credit adjustments	-	-	-	-	-	59	-	59
Total income	4,725	463	2,569	577	439	1,290	281	10,344
Direct expenses - staff costs	(682)	(149)	(404)	(122)	(77)	(429)	(927)	(2,790)
- other costs	(207)	(76)	(157)	(44)	(45)	(176)	(1,842)	(2,547)
Indirect expenses	(1,279)	(133)	(662)	(157)	(56)	(292)	2,579	-

Strategic costs - direct	(26)	1	(16)	-	(2)	(106)	(500)	(649)
- indirect	(137)	(8)	(50)	(11)	(4)	(21)	231	-
Litigation and conduct costs	(210)	(54)	(3)	(1)	10	(125)	(807)	(1,190)

Operating expenses	(2,541)	(419)	(1,292)	(335)	(174)	(1,149)	(1,266)	(7,176)

Operating profit/(loss) before impairment (losses)/releases	2,184	44	1,277	242	265	141	(985)	3,168
Impairment (losses)/releases	(217)	(34)	(122)	(2)	-	(8)	2	(381)
Operating profit/(loss)	1,967	10	1,155	240	265	133	(983)	2,787

Additional information
Return on equity (2)	26.2%	0.5%	11.6%	16.3%	26.0%	0.2%	nm	5.3%
Cost:income ratio (3)	53.8%	90.5%	48.5%	58.1%	39.6%	89.1%	nm	69.1%
Loan impairment rate	0.18%	0.22%	0.18%	nm	nm	nm	nm	0.16%
Net interest margin %	2.79%	1.81%	1.67%	2.53%	1.67%	0.41%	nm	1.99%
Third party customer asset rate %	3.41%	2.40%	2.81%	2.87%	2.38%	nm	nm	nm
Third party customer funding rate %	(0.28%)	(0.21%)	(0.32%)	(0.21%)	(0.10%)	nm	nm	nm
Average interest earning assets (£bn)	183.4	24.7	121.8	20.3	27.4	27.0	30.6	435.2
Total assets (£bn)	195.6	25.3	144.0	21.4	29.0	253.3	51.3	719.9
Funded assets (£bn)	195.6	25.3	144.0	21.4	29.0	120.9	51.1	587.3
Net loans and advances to customers (£bn)	163.2	19.2	90.1	14.2	13.0	19.7	0.2	319.6
Impairment provisions (£bn) (4)	(1.4)	(1.2)	(1.0)	(0.1)	-	(0.2)	-	(3.9)
Customer deposits (£bn)	183.4	18.1	96.4	27.2	27.0	12.8	1.1	366.0
Risk-weighted assets (RWAs) (£bn)	45.4	16.5	69.0	9.5	6.9	46.5	0.7	194.5
RWA equivalent (RWAes) (£bn)	47.1	16.6	72.5	9.5	6.9	49.9	0.7	203.2
Employee numbers (FTEs - thousands)	24.8	3.1	8.1	1.9	1.7	4.9	24.1	68.6
For the notes to this table refer to the following page. nm = not meaningful.
Condensed consolidated income statement for the period ended 30 September 2018 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m

Interest receivable	8,224	8,280	2,780	2,742	2,818
Interest payable	(1,744)	(1,504)	(626)	(562)	(514)

Net interest income (1)	6,480	6,776	2,154	2,180	2,304

Fees and commissions receivable	2,433	2,492	787	833	826
Fees and commissions payable	(671)	(652)	(220)	(244)	(204)
Income from trading activities	1,346	832	499	382	(52)
Loss on redemption of own debt	-	(7)	-	-	-
Other operating income	756	635	422	249	283

Non-interest income	3,864	3,300	1,488	1,220	853

Total income	10,344	10,076	3,642	3,400	3,157

Staff costs	(3,108)	(3,576)	(1,022)	(1,031)	(1,129)
Premises and equipment	(972)	(1,041)	(328)	(274)	(363)
Other administrative expenses	(2,521)	(1,736)	(885)	(1,237)	(528)
Depreciation and amortisation	(544)	(630)	(206)	(175)	(119)
Write down of other intangible assets	(31)	(12)	-	(7)	(4)

Operating expenses	(7,176)	(6,995)	(2,441)	(2,724)	(2,143)

Profit before impairment losses	3,168	3,081	1,201	676	1,014
Impairment losses	(381)	(259)	(240)	(63)	(143)

Operating profit before tax	2,787	2,822	961	613	871
Tax charge	(1,139)	(992)	(398)	(412)	(265)

Profit for the period	1,648	1,830	563	201	606

Attributable to:
Non-controlling interests	6	21	22	(23)	(8)
Preference share and other dividends	306	478	93	128	222
Ordinary shareholders	1,336	1,331	448	96	392

Earnings per ordinary share (EPS)
Earnings per ordinary share (2)	11.1p	11.2p	3.7p	0.8p	3.3p

Notes:
(1)	Negative interest on loans and advances is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.
(2)	There is no dilutive impact in any period.

Notes to segment performance on pages 8 and 9.

Notes:
(1)	Central items include unallocated transactions which principally comprise volatile items under IFRS and RMBS related charges.
(2)
RBS’s CET 1 target is in excess of 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 14% (Ulster Bank RoI), 11% (Commercial Banking), 13.5% (Private Banking), 16% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(3)	Operating lease depreciation included in income for the nine months ended 30 September 2018 - £89 million; Q3 2018 - £32 million.
(4)	Prepared under IFRS 9. Refer to Note 2 for further details.

Condensed consolidated statement of comprehensive income for the period ended 30 September 2018 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Profit for the period	1,648	1,830	563	201	606
Items that do not qualify for reclassification
Profit/(loss) on remeasurement of retirement benefit schemes	72	(26)	72	-	-
Profit/(loss) on fair value of credit in financial liabilities DFV
through profit or loss due to own credit risk	109	(107)	14	34	(30)
Fair value through other comprehensive income (FVOCI) (1)	61	-	58	3	-
Funding commitment to retirement benefit schemes (2)	(2,000)	-	-	(2,000)	-
Tax	487	(5)	(13)	513	3
	(1,271)	(138)	131	(1,450)	(27)
Items that do qualify for reclassification
FVOCI financial assets (1)	31	37	(168)	68	8
Cash flow hedges	(822)	(983)	(301)	63	(372)
Currency translation	120	82	102	91	(21)
Tax	224	237	127	(29)	76
	(447)	(627)	(240)	193	(309)
Other comprehensive loss after tax	(1,718)	(765)	(109)	(1,257)	(336)

Total comprehensive (loss)/income for the period	(70)	1,065	454	(1,056)	270

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	28	30	57	(18)	(19)
Preference shareholders	94	155	20	56	70
Paid-in equity holders	212	323	73	72	152
Ordinary shareholders	(404)	557	304	(1,166)	67
	(70)	1,065	454	(1,056)	270
Notes:
(1)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, periods ended 30 September 2018 and 30 June 2018 prepared under IFRS 9 and periods ended 30 September 2017 under IAS 39.

(2)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU, NatWest Bank Plc will make a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution was paid on 9 October 2018.

Condensed consolidated balance sheet as at 30 September 2018 (unaudited)

	30 September	31 December
	2018	2017
	£m	£m

Assets
Cash and balances at central banks	106,503	98,337
Net loans and advances to banks	17,625	16,254
Reverse repurchase agreements and stock borrowing	9,468	13,997
Loans and advances to banks	27,093	30,251
Net loans and advances to customers	319,577	323,184
Reverse repurchase agreements and stock borrowing	20,339	26,735
Loans and advances to customers	339,916	349,919
Debt securities	85,662	78,933
Equity shares	604	450
Settlement balances	11,213	2,517
Derivatives	132,574	160,843
Intangible assets	6,581	6,543
Property, plant and equipment	4,247	4,602
Deferred tax	1,781	1,740
Prepayments, accrued income and other assets	3,512	3,726
Assets of disposal groups	202	195

Total assets	719,888	738,056

Liabilities
Bank deposits	39,634	39,479
Repurchase agreements and stock lending	7,993	7,419
Deposits by banks	47,627	46,898
Customer deposits	365,985	367,034
Repurchase agreements and stock lending	33,113	31,002
Customer accounts	399,098	398,036
Debt securities in issue	39,067	30,559
Settlement balances	10,625	2,844
Short positions	27,676	28,527
Derivatives	125,333	154,506
Provisions for liabilities and charges	3,247	7,757
Accruals and other liabilities	5,602	6,392
Retirement benefit liabilities	2,128	129
Deferred tax	476	583
Subordinated liabilities	10,341	12,722
Liabilities of disposal groups	1	10

Total liabilities	671,221	688,963

Equity
Non-controlling interests	791	763
Owners’ equity*
Called up share capital	12,048	11,965
Reserves	35,828	36,365

Total equity	48,667	49,093

Total liabilities and equity	719,888	738,056

*Owners’ equity attributable to:
Ordinary shareholders	41,253	41,707
Other equity owners	6,623	6,623

	47,876	48,330

Condensed consolidated statement of changes in equity for the period ended 30 September 2018 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	12,809	4,058	17,130	14,333	48,330	763	49,093
Implementation of IFRS 9 on 1 January 2018 (1)	-	-	(105)	34	(71)	-	(71)
Profit attributable to ordinary shareholders
and other equity owners	-	-	1,642	-	1,642	6	1,648
Other comprehensive income
- Realised gains in period on FVOCI equity shares	-	-	8	(8)	-	-	-
- Funding commitment to retirement benefit
schemes (2)	-	-	(2,000)	-	(2,000)	-	(2,000)
- Changes in fair value of credit in financial
liabilities at fair value through profit or loss	-	-	109	-	109	-	109
- Other amounts recognised in equity	-	-	72	(177)	(105)	22	(83)
- Amount transferred from equity to earnings	-	-	-	(545)	(545)	-	(545)
- Recycled to profit or loss on disposal of
businesses (3)	-	-	-	90	90	-	90
- Tax	-	-	493	218	711	-	711
Ordinary share dividends paid	-	-	(241)	-	(241)	-	(241)
Preference share and other dividends paid	-	-	(306)	-	(306)	-	(306)
Shares and securities issued during the period	222	-	(2)	-	220	-	220
Share-based payments - gross	-	-	23	-	23	-	23
Movement in own shares held	19	-	-	-	19	-	19
At 30 September 2018	13,050	4,058	16,823	13,945	47,876	791	48,667

							30 September
							2018
Total equity is attributable to:							£m
Non-controlling interests							791
Preference shareholders							2,565
Paid-in equity holders							4,058
Ordinary shareholders							41,253
							48,667
*Other reserves consist of:
Merger reserve							10,881
Fair value through other comprehensive income reserve							361
Cash flow hedging reserve							(370)
Foreign exchange reserve							3,073
							13,945

Notes:
(1)	Refer to Note 2 for further information.
(2)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU, NatWest Bank Plc will make a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution was paid on 9 October 2018.

(3)	No tax impact.

Notes

1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with RBS’s 2017 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

2. Accounting policies
In July 2014, the IASB published IFRS 9 ‘Financial instruments’ with an effective date of 1 January 2018. For further details see pages 261 and 262 of the Group’s 2017 Annual Report and Accounts, the RBS Group February 2018 IFRS 9 Transition report and Appendix 1 of the Group’s 2018 Interim Results. There has been no restatement of accounts prior to 2018. The impact on the Group’s balance sheet at 1 January 2018 is as follows:

		Impact of IFRS 9
			Expected
	31 December	Classification &	credit		1 January
	2017	measurement	losses	Tax	2018
	£m	£m	£m	£m	£m
Cash and balances at central banks	98,337	-	(1)	-	98,336
Net loans and advances to banks	30,251	-	(3)	-	30,248
Net loans and advances to customers	349,919	517	(524)	-	349,912
Debt securities and equity shares	79,383	44	(3)	-	79,424
Other assets	19,323	-	-	25	19,348

Total assets	738,056	561	(531)	25	738,111

Total liabilities	688,963	-	85	41	689,089
Total equity	49,093	561	(616)	(16)	49,022
Total liabilities and equity	738,056	561	(531)	25	738,111

Total
Key differences in moving from IAS 39 to IFRS 9 on impairment loss	£m
31 December 2017 - IAS 39 impairment provision (1)	3,832
Removal of IAS 39 latent provision	(390)
IFRS 9 12 month expected credit loss (ECL) on Stage 1 and 2	513
Increase in Stage 2 ECL to lifetime (discounted)	356
Stage 3 loss estimation (EAD, LGD)	73
Impact of multiple economic scenarios	64
1 January 2018 - IFRS 9 ECL	4,448

Note:
(1) IAS 39 includes £28 million relating to AFS and LAR debt securities and £3,814 million relating to loans less £10 million on loans that are now carried at fair value.

The Group’s principal accounting policies are as set out on pages 251 to 263 of the Group’s 2017 Annual Report and Accounts. From 1 January 2018 the accounting policies have been updated to reflect the adoption of IFRS 9 as mentioned above. Other than in relation to IFRS 9 other amendments to IFRS effective for 2018, including IFRS 15 ‘Revenue from contracts with customers’, IFRS 2 ‘Share-based payments’ and IAS 40 ‘Investment Property’ have not had a material effect on the Group’s 2018 Interim Results.

Notes

2. Accounting policies continued
Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 259 to 261 of the Group’s 2017 Annual Report and Accounts. From 1 January 2018, the previous critical accounting policy relating to loan impairment provisions has been superseded on the adoption of IFRS 9 for which details are included in the RBS Group February 2018 IFRS 9 Transition report and Appendix 1 of the Group’s 2018 Interim Results.

Going concern
Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 September 2018 have been prepared on a going concern basis.

3. Provisions for liabilities and charges

				Litigation
	Payment	Other		and other
	protection	customer		regulatory
	insurance	redress	DoJ (1)	(incl. RMBS)	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2018	1,053	870	3,243	641	1,950	7,757
Implementation of IFRS 9 on 1 January 2018 (2)	-	-	-	-	85	85
Currency translation and other movements	-	(5)	(119)	(4)	(1)	(129)
Charge to income statement	-	19	-	3	111	133
Releases to income statement	-	(10)	(1)	(5)	(15)	(31)
Provisions utilised	(152)	(115)	(90)	(52)	(100)	(509)
At 31 March 2018	901	759	3,033	583	2,030	7,306
RMBS transfers (1)	-	-	(567)	567	-	-
Currency translation and other movements	-	-	209	32	(24)	217
Charge to income statement	-	46	1,040	23	93	1,202
Releases to income statement	-	(51)	-	(305)	(119)	(475)
Provisions utilised	(156)	(104)	-	(189)	(806)	(1,255)
At 30 June 2018	745	650	3,715	711	1,174	6,995
Transfer from accruals and other liabilities	-	3	-	-	-	3
Currency translation and other movements	-	1	46	12	11	70
Charge to income statement	200	55	-	133	33	421
Releases to income statement	-	(6)	-	(10)	(48)	(64)
Provisions utilised	(142)	(112)	(3,761)	(35)	(128)	(4,178)
At 30 September 2018	803	591	-	811	1,042	3,247

Notes:
(1)	RMBS provision has been redesignated ‘DoJ’ and the remaining RMBS litigation matters transferred to Litigation and other regulatory as of 1 April 2018 to reflect progress on resolution.
(2)	Refer to Note 2 for further details.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

4. Litigation, investigations and reviews
RBS's 2018 Interim Results, issued on 3 August 2018, included comprehensive disclosures about RBS's litigation, investigations and reviews in Note 11. Set out below are the material developments in these matters since the 2018 Interim Results were published. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
Certain members of the Group were named as defendants in a class action relating to alleged manipulation of the Singapore Interbank Offered Rate (SGD SIBOR) and Singapore Swap Offer Rate (SOR), which is pending in the United States District Court for the Southern District of New York.

Notes

4. Litigation, investigations and reviews continued
On 5 October 2018, the court issued its decision on defendants’ motion to dismiss the amended complaint in this matter. The court permitted certain antitrust claims to proceed against NatWest Markets Plc and certain other non-RBS defendants, but dismissed all other claims.

TeraExchange antitrust litigation
RBS companies, including RBSG, are among the defendants in an antitrust case filed by TeraExchange in which TeraExchange alleges that the defendants conspired to boycott its credit default swap trading platform. On 1 October 2018, the United States District Court for the Southern District of New York dismissed all claims against RBS companies.

Total Value Annuity litigation
A class action lawsuit was filed in May 2018 in the United States District Court for Kansas alleging that NatWest Markets Plc conspired with Security Benefit Life Insurance Company and others to defraud purchasers of the Total Value Annuity issued by Security Benefit Life Insurance Company. On 24 October 2018, the plaintiff voluntarily dismissed all claims against NatWest Markets Plc.

Thornburg adversary proceeding
Certain RBS companies, including NatWest Markets Plc and NatWest Markets Securities Inc., as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 27 September 2018, the RBS defendants reached an agreement to settle all claims against them for US$23.5 million. The settlement is subject to approval by the bankruptcy court, and the amount is covered by a provision existing as of 30 September 2018.

Investigations and reviews
Residential mortgage-backed securities (RMBS) and other securitised products investigations
On 14 August 2018, RBSG (together with its subsidiaries) announced that it had reached a final settlement with the US Department of Justice (DOJ) to resolve its investigation into the issuance and underwriting of RMBS, involving a civil monetary penalty of US$4.9 billion. The settlement amount, which was paid in September, was covered by existing provisions.

In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various form of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NatWest Markets Securities Inc. complies with the NPA during its term. In October 2018, NatWest Markets Securities Inc. agreed to a six-month extension of the NPA while the USAO reviews the circumstances of an unrelated matter reported during the course of the NPA.

Payment Protection Insurance (PPI)
An additional provision of £200 million was taken at Q3 2018, reflecting greater than predicted complaints volumes. RBS has made provisions totalling £5.3 billion to date for PPI claims, of which £4.5 billion had been utilised by 30 September 2018.

US dollar processing consent order
In December 2013, RBS and NatWest Markets Plc entered into a consent Cease and Desist Order (US Dollar Processing Order) with the Board of Governors of the Federal Reserve System (Federal Reserve) with respect to compliance with OFAC regulations by RBS’s global business lines outside the US. RBS made investments in technology, hired and trained personnel, and revised compliance, risk management and other policies and procedures. On 16 October 2018, the Federal Reserve announced the termination of the US Dollar Processing Order.

5. Post balance sheet events
Alawwal Bank announced in 2017 that it was entering into merger discussions with Saudi British Bank. On 4 October 2018, they announced that terms had been agreed and that they anticipated being able to complete the transaction in H1 2019.

On 9 October 2018 NatWest Bank Plc contributed £2 billion to the Main section of the RBS pension fund. This was a consequence of implementing ring fencing requirements envisaged by the Memorandum of Understanding with the Trustee dated 14 April 2018.

Other than mentioned, there have been no further significant events between 30 September 2018 and the date of approval of this announcement.

Additional information

Presentation of information
In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2017 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Key operating indicators
As described in Note 1 on page 14, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP financial measures. These measures exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures include:
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Performance, funding and credit metrics such as ‘return on tangible equity’, and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio and loan:deposit ratio. These are internal metrics used to measure business performance;

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Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking.

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The Group also presents a pro forma CET1 ratio which is on an adjusted basis, this has not been prepared in accordance with Regulation S-X and should be read in conjunction with the notes provided as well as the section “Forward-looking statements” below.

Contacts
Analyst enquiries:	Matt Waymark	Investor Relations	+44 (0) 207 672 1758
Media enquiries:	RBS Press Office		+44 (0) 131 523 4205

	Analyst and investor call	Web cast and dial in details
Date:	Friday 26 October 2018	www.rbs.com/results
Time:	9:00 am UK time	International – +44 (0) 20 3009 5755
Conference ID:	3892346	UK Free Call – 0800 279 6637 US Local Dial-In, New York - 1 646 517 5063

Available on www.rbs.com/results
●	Q3 2018 Interim Management Statement and background slides.
●	A financial supplement containing income statement, balance sheet and segment performance for the nine quarters ended 30 September 2018.
●	Pillar 3 supplement at 30 September 2018.

Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and funding requirements, financial position, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets and expectations), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS’s restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS’s exposure to political and economic risks (including with respect to Brexit), operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 26 October 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary